

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Mr. Kenneth M. Riis
Chief Executive Officer and President
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

>   **Re: Newcastle Investment Corp.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Schedule 14A Filed April 21, 2010**
>   **File No. 1-31458**

Dear Mr. Riis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief